UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 1, 2017

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On October 31, 2017, Arkady Volozh adopted a share trading plan in accordance with guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934 and Yandex N.V.’s (the Company’s) policies regarding share transactions (the “10b5-1 Plan”). In the future, he will begin selling a portion of his Company stock pursuant to the 10b5-1 Plan.

Mr. Volozh is a co-founder of the Company and serves as the Company’s executive director and chief executive officer. The 10b5-1 Plan was adopted in order to allow Mr. Volozh to sell a portion of his Class A ordinary shares of the Company over time as part of his long-term strategy for individual asset diversification and liquidity, as well as to facilitate future investments. As required, the transactions under the 10b5-1 Plan will be disclosed publicly through Form 144 filings with the Securities and Exchange Commission. Using the 10b5-1 Plan, he can gradually diversify his investment portfolio and pursue new investment opportunities as well as spread share trades out over an extended period of time to reduce market impact. Because the 10b5-1 Plan was established well in advance of a trade, it also helps avoid concerns about whether Mr. Volozh had material, non-public information when he made a decision to sell his shares.

Mr. Volozh currently holds approximately 34.5 million Class B ordinary shares which represent approximately 11% of the Company’s outstanding share capital and approximately 48% of the voting power of the Company’s outstanding share capital. Under the terms of the 10b5-1 Plan, Mr. Volozh plans to sell up to a total of 2,250,000 Class A ordinary shares (following the conversion of an equal number of Class B ordinary shares held by Mr. Volozh into Class A ordinary shares). If Mr. Volozh completes all the planned sales under the 10b5-1 Plan, he would continue to own approximately 32.2 million Class B shares, which would represent approximately 10% of the Company’s outstanding share capital and approximately 46% of the voting power of the Company’s outstanding share capital (assuming no other issuance, sales or conversions of the Company’s share capital occur).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: November 1, 2017By:

     Greg Abovsky

     Chief Financial Officer